恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

Our Ref.: HASE/TL/HI/04468

6th December, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 5th December, 2005 in respect of the Poll Results of the Company's Annual General Meeting, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

12/19

South China Morning Post
Published on 6th December, 2005

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0097)

ANNUAL GENERAL MEETING HELD ON 5TH DECEMBER, 2005
POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Investment Limited (the "Company") held on 5th December, 2005, a poll was demanded by the Chairman of the meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 27th October, 2005. The poll results in respect of all the resolutions proposed at the AGM are as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1.	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2005.	2,170,679,795 (100.0000%)	0 (0.0000%)
2.	To declare a Final Dividend of HK$0.15 per share.	2,171,351,095 (100.0000%)	0 (0.0000%)
3.	To re-elect Mr. Wu King Cheong as director.	2,145,146,171 (98.8277%)	25,445,324 (1.1723%)
	To re-elect Mr. Lee Ka Kit as director.	2,170,050,192 (99.9751%)	541,303 (0.0249%)
	To re-elect Mr. Lee Ka Shing as director.	2,170,050,192 (99.9751%)	541,303 (0.0249%)
	To re-elect Mr. Eddie Lau Yum Chuen as director.	2,170,050,192 (99.9751%)	541,303 (0.0249%)
	To re-elect Mr. Li Ning as director.	2,170,050,192 (99.9751%)	541,303 (0.0249%)
	To re-elect Mr. Philip Yuen Pak Yiu as director.	2,170,050,192 (99.9751%)	541,303 (0.0249%)
	To re-elect Mr. Suen Kwok Lam as director.	2,170,049,192 (99.9751%)	541,303 (0.0249%)
	To authorise the Board of Directors to fix the Directors' remuneration.	2,170,514,495 (99.9965%)	77,000 (0.0035%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.	2,168,995,395 (99.9996%)	9,000 (0.0004%)
5.	(A) To give a general mandate to the Directors to repurchase shares.	2,167,024,995 (99.8003%)	4,336,000 (0.1997%)
	(B) To give a general mandate to the Directors to allot new shares.	2,131,308,244 (98.1897%)	39,295,151 (1.8103%)
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	2,161,512,380 (99.5813%)	9,088,449 (0.4187%)

As more than 50% of the votes were cast in favour of each of the resolutions 1 to 5, all the resolutions were duly passed as ordinary resolutions.

The Company's share registrar, Standard Registrars Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 2,817,327,395 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 5th December, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.